Independent Film Development Corporation

190 N. Canon Drive

Suite 420

Beverly Hills, CA  90210

310-275-0089

April 29, 2008

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.  20549

Attn: Tom Kluck, Branch Chief

Re:  Independent Film Development Corporation

        Registration Statement on Form 10

        File No. 0-53103

Dear Mr. Kluck,

The company is in receipt of your further comments of April 29, 2008.   Please be advised that we did consider the provisions of Rule 8-04 of Regulation S-X with regard to business combinations with relation to the acquisition of Signature Entertainment, LLC.  At present, Signature Entertainment, LLC is a limited liability company that was formed by Independent Film Development Corporation in 2008, with no assets, no liabilities, and nothing but a plan of operations.  The company’s only investment in Signature Films, LLC is its organizational costs of $175.  It has no reported income or loss, and no par value with which to even establish a book value.

Applying the tests of Rule 8-04b to Signature Films, LLC, the impact is significantly less than 20%.  We intend to account for the formation of the subsidiary on our quarterly filing on or before May 15, 2008.

Please be further advised that the Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an y action with respect to the filing; and the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

KENNETH G. EADE